

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2020

Bryan McKeag
Chief Financial Officer
HEARTLAND FINANCIAL USA INC
1398 Central Avenue
Dubuque, Iowa 52001

      Re: HEARTLAND FINANCIAL USA INC
          Form 10-Q for the Quarter Ended September 30, 2020
          Filed November 5, 2020
          File No. 001-15393

Dear Mr. McKeag:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Finance